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                                                     Filing under Rule 425 under
                                                      the Securities Act of 1933
                                            and deemed filed under Rule 14d-9(a)
                                          of the Securities Exchange Act of 1934
                                             Filing by: P&O Princess Cruises plc
                                       Subject Company: P&O Princess Cruises plc
                                             SEC File No. of Princess: 001-15136

On January 8, 2003, the following interview of Peter Ratcliffe, Chief Executive Officer of P&O Princess Cruises plc, was conducted and released on www.cantos. com:

Integration with Carnival

Q: Today you're recommending the Carnival DLC deal, tell us why you're doing this?

A: I think we see this as a very exciting opportunity to further accelerate the creation of value for our shareholders. A combination of P&O Princess and Carnival will create one of the leading global vacation companies; it will have a whole array of leading consumer brands in every major cruise market in the world. It will have a wonderful fleet of over 50 ships, a very modern fleet and will be able to strategically deploy this to maximise the potential of those brands and maximise the global reach of the company.

       We'll also have the opportunity to reduce costs by taking advantage of the potential synergies between the two groups. And from the point of view of our shareholders, clearly we'll have a much stronger balance sheet, which protects us against any possible downside scenarios in the future. And of course through the DLC we've enabled our British shareholders to retain their shares and participate in this growth for the future.

Q: It's taken a very long time though hasn't it? 15 months ago you were talking about merging with Royal Caribbean so with hindsight would you have done things any differently?

A: It has taken a long time, we started this process in November 2001. Now of course most of that time has been taken getting regulatory clearance. We had to obtain clearance from the United States, in Europe, in Germany, and in the United Kingdom. Actually things have moved quite swiftly since we got that approval in early October and we're now moving forward very quickly with the transaction.

Q: Are you happy with the costs that have been incurred though? There was a break fee to Royal Caribbean and the advisors fees, was it worth it?

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A:     I think so. Clearly at the end of the day it's up to other people to judge the costs and how long it's taken. But from where I sit today, we look at the company and on de-merger our shares were (pound)2.90, today they're at (pound)4.40. We've outperformed the UK stock market by 83 per cent and we're in a position to put before our shareholders today an opportunity that will accelerate the creation of value even more. Whilst it has been a long process and there has been cost incurred, I think this is very much a process that's been in the best interest of our shareholders.

Q: You mentioned the synergies from the integration, where exactly do you see these potential savings?

A: The synergies that we're referring to are those cost efficiencies which we can make and we see them in three major areas: purchasing, scale and rationalisation of certain support functions. We'll be able to share best management practices with all the different brands within the Carnival family which we believe will be quite significant. Carnival originally estimated some $100m of synergies. Clearly that was a number that was compatible with our own projections and now we've signed the Implementation Agreement we're in a position for the teams to get together and start to develop detailed plans. I am quite optimistic as to how that will turn out.

Q:     What about people?

A: First of all this isn't a redundancy story, although naturally that's a question that's asked. This company will be growing by 45 per cent over the next four years so it's a great opportunity for our staff. There will be development, growth, new experiences. Inevitably when you're rationalising there will be some changes that will take place, but we're going to try to do that in a way that is as helpful and as creative as we can possibly be.

Q:     What have you heard from Carnival on this?

A: I think one of the great things about this combination is that Carnival and P&O Princess have a very similar view of the market, the company, what we should be doing and a very similar attitude to how we'd like to develop our staff. So I think we both look at this in a very similar way.

Board & management

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Q:     You've announced the new board structure, what will your role be?

A: My role will be to look after the existing P&O Princess businesses, the AIDA, P&O and Princess and also to assist with integrating the two companies.

Q:     You personally, are you happy with this?

A: Yes I am. Clearly I am one of the prime people who was responsible for recommending this and therefore I recognise the responsibility I have to our shareholders, our staff, and to Carnival to ensure that we move forward with P&O Princess in a very smooth way, and that we integrate the companies as well as we possibly can. From a personal viewpoint I'm actually quite excited about it, because clearly this new company is going to be one of the leading vacation companies in the world and I will have the opportunity to be part of that very exciting development, and work with what is one of the very best management teams in the industry.

Q:     And as for the non-executives, how were their roles decided?

A: There are only three independent non-executives in P&O Princess and clearly we were looking for independent non-executives. And I think in Baroness Hogg and Sir John Parker, we have two outstanding individuals who have worked tirelessly in support of the executive and the Board as we've moved through this whole process since de-merger. I don't think I could think of two better recommendations.

Q: The directors themselves, will they be benefiting personally from this transaction?

A: Clearly all the directors are also shareholders of the company so to that extent we benefit in the same way as all the shareholders do. With regards to executive remuneration, which I'm sure people are interested in, there is an incentive programme within the company which includes a matching awards programme set against certain financial targets. Now this programme will be accelerated and a full pay out will be made, that is the main financial impact of this transaction for the individuals concerned.

Q:     You personally what do you stand to gain?

A: Well I'm part of that programme and I will have allocated to me 250,000 shares, which represents more than(pound)1m at today's market price.

Q: What about the executives who will be leaving, how will they be compensated, like your CFO Nick Luff for instance?

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A:     That will be done in accordance with their contracts. There is no executive director that has more than a 12 month contract so in the case of Nick, for example, he would be paid out a normal severance payment of 12 months.

Q:     And why is Nick Luff leaving?

A: I'm sure you understand that in a takeover situation one will normally wish to keep one's own CFO and that's exactly what Carnival have done. They have actually expressed a desire to have Nick stay with the company and have considered various roles for him but Nick has decided that he wishes to continue his future as a CFO and will be looking for a new position as a CFO. And I'd just like to take the opportunity to say that none of what has happened over these last two years, starting with the de-merger from P&O, the two years operating that we've done and the creation of this further opportunity, none of that would be possible without the commitment and effort of Nick. So he will be missed by both Carnival and Princess.

Q:     As for Lord Sterling, what will his role be?

A: I think as we previously announced, Lord Sterling was going to retire and in fact extended his retirement until this transaction was completed. So the date it is completed he will be stepping down as Chairman and stepping down from the Board, but I know that Carnival, and Micky Arison in particular, have a very high opinion and value for all the experience that Lord Sterling has had and the success he's had in this company. Micky will be working with Lord Sterling to try and find a way that we can continue to benefit from his advice and experience.

Q: We said before you're the only executive director on the combined Board, so how can the UK shareholders feel secure that their interests will be championed?

A: With the UK shareholders the first thing you have to understand is the DLC was put in place primarily for their benefit so they could retain their shareholding in the company. Of course we now have a new company and I know that Micky and Howard, Micky Arison and Howard Frank, are very committed to maintaining the UK shareholder base. It is a very important market for us, Carnival alone invested (pound)1.2bn in the UK market and we'll have a major presence here. So I think they are totally committed to it, they will make the effort to have good investor relationships here. Along with the three

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       ex P&O Princess directors, we all know the shareholders very well and we're always available for consultation as required. With the new Board we have, we have a senior non-executive who will be available for consultation as well. So I think all in all the British shareholders should be very happy with the situation.

Q: You say the two Boards will be identical, Micky Arison is going to be the Chief Executive, the Chairman and the largest shareholder of the combined Board, so how can he continue in these roles whilst adhering to the UK corporation governance best practice?

A: Of course Micky Arison has been a very, very successful businessman and has the reputation of putting his shareholders first and has created a lot of value for them over the years. So I think to have Micky as the Chairman and CEO of this company is very reassuring and of course in terms of corporate governance to have a combined Chairman and CEO is not that unusual in the US. But when you set it against all the changes that have been made with regards to corporate governance in the future, they are quite wide ranging. The new company will be conforming to the Sarbanes-Oxley requirements in the United States, and it will be conforming to the UKLA requirements. In particular it is worth noting that all the non-executives will now be independent and there will be a senior non-executive who is head of that group. He will be elected annually by that group and clearly will be available to shareholders to answer any questions that they may have.






DLC structure


Q: P&O is going to be, at most, just 26 per cent of the combined group so does this mean the shares will trade at a discount on the London Stock Exchange?

A: The structure of this deal is a dual-listed company and so there is actually a float in the United Kingdom and a float in the United States. So, there is always the possibility that those share prices will vary and that one could be at a discount. Whether it will actually operate at a discount or not will depend upon the liquidity, which I think will be very good. There are a substantial

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       amount of shares being listed here, it will remain part of the FTSE 100 and I think that's important and it will also depend on the demand for shares that arises in the United Kingdom. I think the experience we've had in P&O Princess is that there is more and more interest in investing in a company like ours that's in this growth segment of the vacation market. It has been very successful and expects to continue to be successful. So we believe we shouldn't see a discount develop to any significant extent.

Q: Carnival has made a partial share offer alongside the DLC, what proportion of shareholders do you expect to take up this offer?

A: I think that we would anticipate it's probably going to be a full take-up. The partial share exchange offer is being made so that we can accommodate both the British shareholders who cannot hold US Securities and those of our shareholders who can. And so we're trying to give an opportunity for both types of shareholders to retain their interest in the future.

Q: If demand is going to be high as you say it is, does that mean that 20 per cent is not enough then?

A: You can never be absolutely precise as to what is going to be enough. It's a matter of balancing on the one hand the liquidity of the remaining UK shares, the demand for those shares, estimating what our UK shareholders really require and on the other hand the US demand. So I think the 20 per cent is the best estimate this Board could make as to what was an appropriate split between the two types of shareholders.

Q: It appears from your press release that you can't tender borrowed shares into the partial share exchange offer, why is that?

A: It's a technical situation, clearly there have been very few partial exchange offers in the United States and of course, this is the first DLC in the United States. So, to a certain extent we're on relatively unfamiliar territory. We've been advised by our lawyers that it is a breach of SEC regulations to borrow stock and then tender in to the partial share exchange so we believe it's our obligation to draw our shareholders' attention to that situation so they can be as well informed as possible as we move forward.

Timetable

Q: The European Union has announced that it will re-examine the Carnival deal so how long a delay do you expect this to cause?

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A:     That won't cause a delay, it's just a technical refiling because it's now a DLC as opposed to a share purchase.

Q:     So then in terms of the deal breakers, are there any? Can Carnival still walk away?

A: Essentially no, I think now all the pre-conditions have been approved. We have the regulatory approval, we are now out of the joint venture and we've made our recommendation so all the pre-conditions have been removed. Most of the conditions, in fact all the conditions, are relatively straightforward from this point on. I suppose the only issue I should draw everybody's attention to is, as is always the case in contracts of this nature, there is a material adverse change clause which allows people to withdraw if there is a material adverse change but I think most shareholders are familiar that is a very high hurdle and it has to disproportionately affect one side or the other.

Q:     Can Royal Caribbean come back with an improved offer now?

A: No, if you think, two months ago we advised Royal Caribbean that we believed the Carnival transaction was superior. Since that date we have been in constant touch with Royal Caribbean and of course we'd always have been open to them coming back with a revised proposal. That has not happened and so today we signed the contract with Carnival, we are committed to Carnival and we're now going to complete this transaction.

Q:     So the door is closed to Royal Caribbean?

A:     Effectively it's closed.

Q:     You don't expect a delay from the EU then what's the time table now?

A: We're now filing the documents with the SEC and we expect that could take some two months. By the end of February we hope to be in a position to circulate to our shareholders the final documentation and to hold the Extraordinary General Meeting towards the end of that month, maybe in early April. On the assumption that they were to approve their transaction we would then close the transaction within a few days after that.

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FORWARD LOOKING STATEMENTS AND RESPONSIBILITY

CAUTIONARY NOTE CONCERNING FACTORS THAT MAY AFFECT FUTURE RESULTS

Certain statements contained in this announcement are "forward-looking statements" that involve risks, uncertainties and assumptions with respect to P&O Princess and Carnival and their respective subsidiaries and the Combined Group, including certain statements concerning the transactions described herein, profit forecasts, working capital, future results, plans and goals and other events which have not yet occurred. These statements are intended to qualify for the safe harbours from liability provided by Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. You can find many (but not all) of these statements by looking for words like "will", "may", "believes", "expects", "anticipates", "forecast", "future", "intends", "plans" and "estimates" and for similar expressions. Because forward-looking statements involve risks and uncertainties, there are many factors that could cause the transactions described herein not to occur and/or each of P&O Princess', Carnival's and the Combined Group's actual results, performance or achievements to differ materially from those expressed or implied in this document. These factors include, but are not limited to, the following: regulatory and shareholder approvals of the DLC transaction; achievement of expected benefits from the DLC transaction; risks associated with the combination of Carnival's and P&O Princess' businesses by means of a DLC structure; liquidity and index inclusion as a result of the implementation of the DLC structure, including a possible mandatory exchange; risks associated with the uncertainty of the tax status of the DLC structure; general economic and business conditions which may impact levels of disposable income of consumers and the net revenue yields for the cruise products of Carnival, P&O Princess and the Combined Group; conditions in the cruise and land-based vacation industries, including competition from other cruise ship operators and other vacation alternatives and increases in cruise ship and land based vacation alternative capacities; the impact of operating internationally; the international political and economic climate, armed conflict, terrorist attacks and other world events and negative media publicity and their impact on the demand for cruises; accidents and other incidents at sea affecting the health, safety and security of passengers; the ability of Carnival, P&O Princess and the Combined Group to implement their shipbuilding programs and brand strategies and to continue to expand their businesses worldwide; the ability of Carnival, P&O Princess and the Combined Group to attract and retain shipboard crew; the ability to obtain financing on terms that are favourable or consistent with Carnival's, P&O Princess' and the Combined Group's expectations; the impact of changes in operating and financing costs, including changes in foreign currency and interest rates and security, fuel, food and insurance costs; changes in the tax, environmental and other regulatory regimes under which each company operates; and the ability of a small group of shareholders to effectively control the outcome of shareholder voting. In addition, the paragraph entitled "risk factors" in P&O Princess' annual report on Form 20-F filed with the US Securities and Exchange Commission contains important cautionary statements and a discussion of many of the factors that could materially affect the accuracy of P&O Princess' forward-looking statements and/or adversely affect its business, results of operations and financial position, which statements are incorporated herein by reference.

P&O Princess cautions the reader that these risks may not be exhaustive. Carnival and P&O Princess operate in a continually changing business environment, and new risks emerge from time to time. P&O Princess cannot predict such risks nor can it assess the impact, if any, of such risks on the businesses of Carnival and P&O Princess or the extent to which any risk, or combination of risks may cause actual results to differ from those projected in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of

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actual results. Subject to any continuing obligations under applicable law or any relevant listing rules, P&O Princess expressly disclaims any obligation to disseminate, after the date of this document, any updates or revisions to any such forward-looking statements to reflect any change in expectations or events, conditions or circumstances on which any such statements are based.

P&O PRINCESS PLANS TO FILE REGISTRATION STATEMENTS ON FORM F-4 WITH THE US SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH THE DEEMED EXCHANGE OF P&O PRINCESS SHARES AND ISSUANCE OF THE SPECIAL VOTING SHARE IN CONNECTION WITH THE DLC TRANSACTION, AND CARNIVAL HAS INDICATED THAT IT PLANS TO FILE A REGISTRATION STATMENT ON FORM S-4 IN CONNECTION WITH THE PARTIAL SHARE OFFER. THE FORMS F-4 WILL CONTAIN A PROSPECTUS AND OTHER DOCUMENTS RELATING TO THE DEEMED EXCHANGE OF P&O PRINCESS SHARES AND/OR THE DLC TRANSACTION, AND THE FORM S-4 WILL CONTAIN A PROSEPCTUS AND OTHER DOCUMENTS RELATING TO THE PARTIAL SHARE OFFER AND/OR THE DLC TRANSACTION. P&O PRINCESS PLANS TO MAIL A CIRCULAR WITH RESPECT TO THE DLC TRANSCATION TO SHAREHOLDERS OF P&O PRINCESS AFTER THE FORM F-4 HAS BEEN DECLARED EFFECTIVE BY THE SEC, AND CARNIVAL HAS INDICATED THAT IT PLANS TO MAIL THE PROSPECTUS CONTAINED IN THE FORM S-4 TO SHAREHOLDRES AFTER THE FORM S-4 HAS BEEN DECLARED EFFECTIVE BY THE SEC. THE CIRCULAR, FORM F-4, FORM S-4 AND THE PROSPECTUSES WILL CONTAIN IMPORTANT INFORMATION ABOUT P&O PRINCESS, CARNIVAL, THE DEEMED EXCHANGE OF P&O PRINCESS SHARES, THE DLC TRANSACTION, THE PARTIAL SHARE OFFER AND RELATED MATTERS. INVESTORS AND STOCKHOLDERS SHOULD READ THE CIRCULAR, FORM F-4, FORM S-4, THE PROSPECTUSES AND THE OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE DEEMED EXCHANGE OF P&O PRINCESS SHARES AND THE PARTIAL SHARE OFFER CAREFULLY BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE DLC TRANSACTION AND THE PARTIAL SHARE OFFER. THE CIRCULAR, FORM F-4, FORM S-4, THE PROSPECTUSES, AND ALL OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE DLC TRANSACTION WILL BE AVAILABLE WHEN FILED FREE OF CHARGE AT THE SEC'S WEB SITE, AT WWW.SEC.GOV. IN ADDITION, THE PROSPECTUS AND ALL OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE DLC TRANSACTION WILL BE MADE AVAILABLE TO INVESTORS FREE OF CHARGE BY WRITING TO P&O PRINCESS CRUISES PLC, 11-12 CHARLES II STREET, LONDON SW1Y 4QU, ENGLAND, ATTENTION COMPANY SECRETARY.

IN ADDITION TO THE FORM F-4, THE PROSPECTUS AND THE OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE DEEMED EXCHANGE OF P&O PRINCESS SHARES IN CONNECTION WITH THE DLC TRANSACTION, P&O PRINCESS IS OBLIGATED TO FILE ANNUAL REPORTS AND OTHER INFORMATION WITH THE SEC. PERSONS MAY READ AND COPY ANY REPORTS, STATEMENTS AND OTHER INFORMATION FILED WITH THE SEC AT THE SEC'S PUBLIC REFERENCE ROOM AT 450 FIFTH STREET, N.W., WASHINGTON, D.C. 20549. PLEASE CALL THE SEC AT 1-800-732-0330 FOR FURTHER INFORMATION ON THE PUBLIC REFERENCE ROOM. FILINGS WITH THE SEC ARE ALSO AVAILABLE TO THE PUBLIC FROM COMMERCIAL DOCUMENT-RETRIEVAL SERVICES AND AT THE WEB SITE MAINTAINED BY THE SEC AT WWW.SEC.GOV.